Room 4561

July 21, 2006

Mr. Neldon Johnson
President and Chief Executive Officer
International Automated Sytems, Inc.
326 North SR 198
Salem, UT 84653

RE: **International Automated Systems, Inc.**
Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
Filed June 27, 2006
File No. 033-16531-D

Dear Mr. Johnson:

We have reviewed your response letter dated June 27, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005

Item 8A. Controls and Procedures, page 2

1. We have read your response to prior comment number 1 and note that you are concluding as to the effectiveness of "internal control over financial reporting" in addition to your disclosure controls and procedures. Please remove this reference in your future periodic filings or explain to us what basis you have for making such a conclusion considering that it appears that you are not yet subject to Items 308(a) and (b) of Regulation S-B. In addition, we note that the Item 308(c) disclosures included within your amended Form 10-KSB do not conform to the requirements of that item. In this regard, you do not indicate whether there have been any changes that have occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Please revise your future periodic filings to conform your disclosures to Item 308(c) of Regulation S-B.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding our comments.

Sincerely,

Brad Skinner
Accounting Branch Chief